SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 13, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS REPORTS SECOND QUARTER 2014 RESULTS

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2014 RESULTS1

ADJUSTED EBITDA TOTALED NIS 291 MILLION, UP 4% FROM Q2 2013

NET DEBT TOTALED NIS 2.7 BILLION, A DECREASE OF NIS 711 MILLION SINCE JUNE 2013

Second quarter 2014 highlights (compared with second quarter 2013)

•	Total Revenues: NIS 1,087 million (US$ 316 million), a decrease of 4%

•	Service Revenues: NIS 862 million (US$ 251 million), a decrease of 9%

•	Equipment Revenues: NIS 225 million (US$ 65 million), an increase of 25%

•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 809 million (US$ 235 million), a decrease of 7%

•	Operating Expenses (OPEX)2: NIS 642 million (US $187 million), a decrease of 8%

•	Adjusted EBITDA3: NIS 291 million (US$ 85 million), an increase of 4%

•	Adjusted EBITDA Margin: 27% of total revenues compared with 25%

•	Profit for the Period: NIS 46 million (US$ 13 million), an increase of 130%

•	Net Debt4: NIS 2,735 million (US$ 796 million), a decrease of NIS 711 million

•	Free Cash Flow (before interest)5: NIS 192 million (US$ 56 million), a decrease of 33%

•	Cellular ARPU: NIS 76 (US$ 22), a decrease of 8%

•	Cellular Subscriber Base: approximately 2.91 million subscribers at quarter-end, similar to the second quarter of 2013

Rosh Ha’ayin, Israel, August 13, 2014 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended June 30, 2014.

1 The financial results presented in this press release are unaudited.
2 Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4 Total long term indebtedness including current maturities less cash and cash equivalents.
5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Commenting on the second quarter results, Mr. Haim Romano, CEO of Partner noted:

“The results of the second quarter of 2014 reflect the Company’s strength and its ability to cope with the continued and intense competition in the telecom market. Adherence to the Company’s strategy – which is based on creating a competitive advantage with an emphasis on technological innovation and quality of service – was reflected this quarter.

This quarter we recorded an increase of 4% in Adjusted EBITDA compared to the comparable quarter last year, as a result of adapting our cost structure and operating model to the changing business environment. These actions contributed to an 8% decline in operating expenses. In addition, an increase of 25% in revenues from the sale of equipment was recorded. These two factors partially offset the continued erosion in service revenues. This is the second consecutive quarter in which we recorded an increase in Adjusted EBITDA in comparison to its comparable quarter since the fourth quarter of 2010.

In the current quarter we also recorded an increase of 130% in profit, which reflects an improvement in Adjusted EBITDA as well as lower finance costs, net, compared to the comparable quarter last year. In addition, we continued to reduce the Company’s net debt which totaled at the end of the quarter NIS 2.7 billion. The net debt was reduced by NIS 711 million compared to the parallel quarter last year.

Our customers’ vote of confidence is expressed by the increase – for a fifth consecutive quarter – in the Post-Paid subscriber base. The decrease in the total number of subscribers stems from the decline in the Pre-Paid subscriber base, resulting, among other things, from seasonality effects.

In July, the Company launched its 4G network, the first among the cellular operators in Israel, following the MOC’s approval to convert a 5 MHz bandwidth which the Company owned. Our 4G network includes today hundreds of sites deployed nationally and we estimate that the network will include more than one thousand sites by year end. Hundreds of thousands of our customers can already enjoy the advanced services of LTE technology. The full implementation of the technology’s potential is subject to a complete spectrum allocation which we estimate is expected in early 2015 as part of the 4G tender recently published by the MOC. 4G technology makes possible the use of new products and services, cellular internet becomes significantly faster and enables the use of services and applications that are based on the transfer of heavy data at high speeds, which enhance the user experience. The experience of other countries demonstrates that the adoption of 4G networks encourages the use of these innovative services and advanced applications.”

Haim Romano emphasized, “The advanced network which Partner launched is ready to provide LTE Advanced (4.5), subject to the approval by the MOC, the allocation of the necessary spectrum to launch this technology and the availability of supporting end user devices.

Referring to our activities in the fixed line, we are implementing the principles of technological leadership to the fixed network. These days we are executing a broad upgrade of the network. Our fixed line network is at the forefront of technology and is one of the fastest networks in Israel.

We are proud in our continued leadership position in quality of service and are continuing to consistently improve and enhance the customer experience, and expand the points of contact with our customers and the breadth of services and products offered. Today we also offer customers of all cellular operators a repair service for cellular devices within two hours, a very wide range of devices and accessories and innovative services which bring added value through the cellular device.”

In conclusion, Haim Romano noted, “I believe that the Company’s strength will be maintained based on our leadership in the areas of technologies and customer service which are our core assets.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results as compared to the previous quarter:

“During the second quarter of 2014, competition in the cellular market continued to be intense, which resulted in a further decline in revenues; however, at the same time, the Company continued to adjust its cost structure and implement operational efficiency measures which, among other things, led to a decrease of NIS 19 million in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses) compared with the first quarter of 2014.

The cellular subscriber churn rate during the second quarter of 2014 declined to 11.4% compared to 11.6% in the previous quarter. This slight decline follows two consecutive quarters in which the churn rate increased.

Cellular ARPU in the second quarter of 2014 totaled NIS 76, decreasing by NIS 1 compared with the previous quarter. The decline in ARPU resulted primarily from continued price erosion of cellular services, a result of the intense competition, which was partially offset by an increase in revenues from national roaming services.

Revenues from equipment sales in the second quarter of 2014 were similar to the previous quarter; however, gross profit from equipment sales increased by NIS 13 million compared to the previous quarter, primarily due to improvements in the supply chain and a change in the product mix.

Adjusted EBITDA in the second quarter of 2014 increased by NIS 17 million compared with the previous quarter, reflecting the increase in gross profit from equipment sales and the decline in operating expenses which were partially offset by the decline in cellular service revenues.

Finance costs, net, in this quarter increased by NIS 25 million compared to the previous quarter, mainly due to an increase in CPI linkage expenses and a one-time repayment fee for bank loans of NIS 6 million.

Profit in the second quarter of 2014 totaled NIS 46 million compared with NIS 52 million in the previous quarter, reflecting the higher finance costs, net, partially offset by the increase in adjusted EBITDA.

Free cash flow (after interest payments) in the second quarter totaled NIS 123 million, compared with NIS 139 million in the first quarter of 2014.  The decrease in free cash flow was primarily due to semi-annual interest payments.

As of June 30, 2014, net debt amounted to approximately NIS 2.7 billion. In April 2014, the Company made an early repayment of bank loans totaling NIS 100 million (whose original repayment schedule was for repayments of NIS 25 million in each of 2014, 2015, 2016, and 2017). Since January 2013, the Company has made early repayments of bank loans in the total amount of NIS 717 million. In May 2014, the Company entered into a NIS 250 million deferred unsecured loan agreement for which the principal financial undertakings are similar to those undertaken in previous bank loans. The loan principal will be granted in December 2016.”

Key Financial Results6 (unaudited)

NIS MILLION (except EPS)	Q2'14	Q2'13	% Change
Revenues	1,087	1,130	-4%
Cost of revenues	824	878	-6%
Gross profit	263	252	+4%
Operating profit	118	102	+16%
Profit for the period	46	20	+130%
Earnings per share (basic, NIS)	0.30	0.13	+131%
Free cash flow (before interest)	192	287	-33%

Key Operating Indicators:

	Q2'14	Q2'13	Change
Adjusted EBITDA (NIS million)	291	280	+4%
Adjusted EBITDA as a percentage of total revenues	27%	25%	+2
Cellular Subscribers (end of period, thousands)	2,914	2,921	-7
Quarterly Cellular Churn Rate (%)	11.4%	9.4%	+2
Monthly Average Revenue per Cellular User (ARPU) (NIS)	76	83	-8%

6 See also definitions in footnotes 2-5.

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Million	Q2’14	Q2’13	Change %	Q2’14	Q2’13	Change %	Q2’14	Q2’13	Q2’14	Q2’13	Change %
Total Revenues	885	897	-1%	255	286	-11%	(53)	(53)	1,087	1,130	-4%
Service Revenues	667	726	-8%	248	277	-10%	(53)	(53)	862	950	-9%
Equipment Revenues	218	171	+27%	7	9	-22%	-	-	225	180	+25%
Operating Profit	78	59	+32%	40	43	-7%	-	-	118	102	+16%
Adjusted EBITDA	211	198	+7%	80	82	-2%	-	-	291	280	+4%

Financial Review (Consolidated)

In Q2 2014, total revenues were NIS 1,087 million (US$ 316 million), a decrease of 4% from NIS 1,130 million in Q2 2013.

Service revenues in Q2 2014 totaled NIS 862 million (US$ 251 million), a decrease of 9% from NIS 950 million in Q2 2013.

Service revenues for the cellular segment in Q2 2014 were NIS 667 million (US$ 194 million), a decrease of 8% from NIS 726 million in Q2 2013. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to the intense competition, partially offset by an increase in revenues from national roaming services.

Service revenues for the fixed line segment in Q2 2014 totaled NIS 248 million (US$ 72 million), a decrease of 10% compared with NIS 277 million in Q2 2013. The decrease mainly reflected price erosion in fixed line services including local calls, international calls and internet services, as well as a decrease in interconnect revenues following a reduction in the fixed line interconnect tariff in December 2013.

Equipment revenues in Q2 2014 totaled NIS 225 million (US$ 65 million), an increase of 25% compared with NIS 180 million in Q2 2013. The growth was due primarily to an increase in the number of equipment devices sold.

Gross profit from equipment sales in Q2 2014 was NIS 58 million (US$ 17 million), compared with NIS 9 million in Q2 2013, an increase of NIS 49 million. The increase resulted primarily from improved profit margins, in addition to the increase in the number of devices sold.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 642 million (US$ 187 million) in Q2 2014, a decrease of 8% or NIS 58 million from Q2 2013. The decrease largely reflected the impact of the efficiency measures undertaken in the last twelve months as well as lower interconnect expenses partially due to the reduction in the fixed line interconnect tariff by approximately 60% in December 2013. Operating expenses including depreciation and amortization expenses in Q2 2014 decreased by 7% compared with Q2 2013.

Adjusted EBITDA in Q2 2014 totaled NIS 291 million (US$ 85 million), an increase of 4% from NIS 280 million in Q2 2013.

Adjusted EBITDA for the cellular segment was NIS 211 million (US$ 61 million) in Q2 2014, increasing by 7% from NIS 198 million in Q2 2013, reflecting the impact of lower operating expenses and higher gross profit from equipment sales, partially offset by the decrease in service revenues.  As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q2 2014 was 24%, compared to 22% in Q2 2013.

Adjusted EBITDA for the fixed line segment decreased by 2% from NIS 82 million in Q2 2013 to NIS 80 million (US$ 23 million) in Q2 2014, reflecting the decline in service revenues partially offset by lower operating costs and the increase in gross profit from fixed line equipment sales. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q2 2014 was 31%, compared with 29% in Q2 2013.

Operating profit for Q2 2014 was NIS 118 million (US$ 34 million), an increase of 16% compared with operating profit in Q2 2013 of NIS 102 million.

Finance costs, net in Q2 2014 were NIS 49 million (US$ 14 million), a decrease of 31%, compared with NIS 71 million in Q2 2013. The decrease was mainly a result of a decrease in interest expenses resulting from the lower level of average debt (see Funding and Investing Review below), as well as lower linkage expenses due to the lower CPI (Consumer Price Index) level, and a decrease in losses from foreign exchange movements.

Profit in Q2 2014 was NIS 46 million (US$ 13 million), an increase of 130% compared with profit in Q2 2013 of NIS 20 million. The increase in profit reflects both the increase in Adjusted EBITDA and the lower finance costs, net.

Based on the weighted average number of shares outstanding during Q2 2014, basic earnings per share or ADS, was NIS 0.30 (US$ 0.08), an increase of 131% compared to NIS 0.13 in Q2 2013.

The effective tax rate for Q2 2014 was 33%, compared with 35% in Q2 2013. The decrease in the effective tax rate was mainly due to the lower percentage of unrecognized expenses than in the comparable quarter last year, due to the increase in profit before tax.

Cellular Segment Operational Review

At the end of the second quarter 2014, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.91 million, including approximately 2.14 million Post-Paid subscribers or 73% of the base, and approximately 776 thousand Pre-Paid subscribers, or 27% of the subscriber base.

During the second quarter of 2014, the cellular subscriber base declined by approximately 22,000 subscribers. While the Pre-Paid subscriber base decreased by approximately 23,000 subscribers, the Post-Paid subscriber base increased by approximately 1,000 subscribers.

The quarterly churn rate for cellular subscribers in Q2 2014 was 11.4%, compared with 9.4% in Q2 2013 (and 11.6% in Q1 2014), with the increase compared with Q2 2013 reflecting the intense competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of Q2 2014 was estimated to be approximately 29%, unchanged from the end of Q1 2014.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2014 was NIS 76 (US$ 22), a decrease of 8% from NIS 83 in Q2 2013 and a decrease of 1% from NIS 77 in Q1 2014. The decrease in ARPU compared to the comparable quarter mainly reflects the continued price erosion due to the intense competition in the market, as described above. The decline in ARPU compared to the previous quarter resulted primarily from continued price erosion of cellular services, partially offset by an increase in revenues from national roaming services.

Funding and Investing Review

In Q2 2014, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 192 million (US$ 56 million), a decrease of 33% from NIS 287 million in Q2 2013.

Cash generated from operations decreased by 30% to NIS 289 million (US$ 84 million) in Q2 2014 from NIS 415 million in Q2 2013. This was mainly explained by changes in operating working capital, partially offset by the increase in profit. Operating working capital in Q2 2014 increased by NIS 7 million compared with a decrease of NIS 95 million in Q2 2013, largely reflecting a smaller decrease in trade receivables.

The level of cash capital expenditures in fixed assets (CAPEX) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 98 million (US$ 29 million) in Q2 2014, a decrease of 20% from NIS 122 million in Q2 2013.

Net debt at the end of Q2 2014 amounted to NIS 2,735 million (US$ 796 million), compared with NIS 3,446 million at the end of Q2 2013, a decrease of NIS 711 million. In April 2014, the Company made an early repayment of bank loans totaling NIS 100 million (whose original repayment schedule was for repayments of NIS 25 million in each of 2014, 2015, 2016, and 2017).

On May 27, 2014, the Company engaged in a deferred unsecured loan agreement with a group of institutional corporations.  According to the agreement, in December 2016, these institutional corporations will grant Partner a loan in a principal amount of NIS 250 million.7

Business and Regulatory Developments

Business Developments

Amendments to the Company's Equity Incentive Plan

On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; (b) the increase of the number of shares which may be granted under the Plan by 6 million shares, which represents approximately 3.75% of the Company's issued share capital as of June 18, 2014; and (c) the addition of the ability to allocate restricted shares to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares).

Regulatory Developments

1.	Relief Regulations under the Centralization Law

On June 11, 2014, the Promotion of Competition and the Reduction of Centralization Regulations (type of company which is not a layer company and provisions regarding the attribution of control), 5774-2014 (the "Relief Regulations") entered into effect (the Relief Regulations were published in the official gazette on July 21, 2014). The Relief Regulations exempt companies that fulfill certain conditions from the provisions of Section 25(d) of the Promotion of Competition and the Reduction of Centralization Law, 5774-2014 (the "Centralization Law"), with respect to strict corporate governance constraints on the Board structure of layer corporations during the interim period (until the implementation of the provisions of the Centralization Law regarding the reduction of the pyramid structures to only two layers).

Based on the Relief Regulations and in accordance with the information that has been published by the Company's two main shareholders (S.B. Israel Telecom Ltd. and Scailex Corporation Ltd.) with respect to their holdings and the agreements between them, and in light of the Israel Securities Authority's (ISA) decision, according to which the ISA staff does not consider the Israeli entities that hold Company shares in accordance with the terms of the Company's MRT license as controlling parties of the Company, Partner meets the conditions set forth in the Relief Regulations and is not required to comply with the strict corporate governance constraints during the interim period set forth in the Centralization Law.

7 For additional information on the terms of the loan, please refer to the press release and corresponding 6K filing dated May 27, 2014.

For further information, see the Company's Annual Report on Form 20-F for the year ended December 31, 2013 ("2013 Annual Report"), "Item 3. Key Information - 3D. Risk Factors - 3D.1 Risks relating to the regulation of our industry - 3D.1j - New legislation in Israel to promote competition and reduce concentration of control over businesses may adversely affect the expansion of our business, require changes in our shareholder base, affect our share price and limit our ability to obtain bank credit" and "Item 4. Information on the Company - 4B. Business Overview - 4B.13 Regulation - 4B.13d Regulatory Developments - 4B.13d-vi The Promotion of Competition and the Reduction of Centralization Law".

2.	Ministry of Communications Hearings and Decisions

a)	Hearing regarding operational continuity during a state of emergency

On June 24, 2014, the Ministry of Communications published a hearing regarding operational continuity during a state of emergency, which determines, among other things, that certain telecommunications licensees, including the Company, must formulate a plan to be approved by the board of directors, that would guarantee the ability of the licensee to operate continuously and limit the impact on the supply of telecommunications services during a state of emergency.

In order to guarantee operational continuity, it is proposed as part of the hearing to determine various provisions with respect to network back-up, electrical and energy infrastructure, customer service operations and information technology security. For example, it is proposed that the network will be planned with no single point of failure and that the licensee will have independent capabilities to supply electrical power through independent generators to at least 3% of all its cellular sites.

b)	Hearing regarding roaming services abroad

On August 12, 2014 the MOC published a hearing aimed at increasing competition in roaming services abroad currently provided by cellular licensees. As part of the hearing, the MOC proposes to enable every cellular subscriber to receive roaming services abroad from operators which are not his cellular provider while keeping his cellular number. These alternative roaming providers include other cellular licensees, MVNOs, ISPs, International call licensees and fixed telephony licensees.

The MOC also suggests to determine various measures intended to improve transparency and to limit subscriber payments only to the exact volume of services consumed. Such measures include:

1.	All roaming calls abroad (incoming and outgoing) would be billed using time units of 1 second;
2.	All roaming data sessions would be billed using volume units of 1KB;
3.
The billable duration of all voice calls would be from the second in which the call was connected and until it ended (explicitly excluding any wait period from pushing the "call" button until the call is connected).

The parties to the hearing are allowed to submit their responses to the proposed measures by September 20, 2014. The Company is studying the content of the hearing and is preparing for the submission of its response. At this stage, the Company is unable to evaluate the scope of investments and expenses required in order to comply with the proposed measures, or their impact on revenues, insofar as these measures will be adopted "as is" at the end of this hearing process.

c)	Decision regarding Premium Rate Services

The Ministry of Communications' decision in a hearing regarding the provision of premium rate services, which applies to certain telecommunications licensees, including the Company, will become effective as of October 24, 2014. In the Ministry of Communications’ decision it was determined, among other things, that all premium rate services must be provided through only three prefixes, two of which shall be blocked as a default. The relevant licensees would be required to announce at the beginning of each premium rate call the nature of the service, its rate and maximum cost (and that such costs are in addition to the usual charges). The subscriber would be required to actively agree to accept the service (by pressing the digit 3) in order to receive the service. The Company's revenues may be adversely affected as a result of this decision.

For further information, see the 2013 Annual Report, "Item 4. Information on the Company - 4B. Business Overview - 4B.13 Regulation - 4B.13d Regulatory Developments - 4B.13d-ix Hearings and Examinations".

Conference Call Details

Partner will hold a conference call on Wednesday, August 13, 2014 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0644

North America toll-free: + 1.888.281.1167

A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from August 13, 2014 until August 20, 2014, at the following numbers:

International: +972.3.925.5930

North America toll-free: +1.888.295.2634

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-looking statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding the anticipated offering by the Company of 4G services, and expected changes in the regulatory environment.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about recent and future regulatory actions (specifically, whether the regulatory changes will occur and what their impact on Partner will be), as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2014: US $1.00 equals NIS 3.438. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2014	2013	2014
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	643	481	187
Trade receivables	940	1,051	273
Other receivables and prepaid expenses	51	45	15
Deferred expenses - right of use	29	28	8
Inventories	99	93	29
Income tax receivable	3	3	1
Derivative financial instruments	2	2	1
	1,767	1,703	514

NON CURRENT ASSETS
Trade Receivables	342	289	99
Deferred expenses - right of use	107	118	32
Property and equipment	1,678	1,791	488
Licenses and other intangible assets	1,124	1,167	327
Goodwill	407	407	118
Prepaid expenses	4		1
Deferred income tax asset	15	12	4
	3,677	3,784	1,069

TOTAL ASSETS	5,444	5,487	1,583

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2014	2013	2014
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	308	334	90
Trade payables	733	761	213
Payables in respect of employees	88	98	25
Other payables (mainly institutions)	33	45	9
Deferred revenue	41	37	12
Provisions	65	67	19
Income tax payable	40	31	12
Derivative financial instruments		1
	1,308	1,374	380

NON CURRENT LIABILITIES
Notes payable	2,038	2,038	593
Bank borrowings	1,032	1,109	300
Liability for employee rights upon retirement, net	44	45	13
Dismantling and restoring sites obligation	32	31	9
Other non-current liabilities	16	16	5
Deferred tax liability		*
	3,162	3,239	920

TOTAL LIABILITIES	4,470	4,613	1,300

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2013, and June 30, 2014 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2013 - **155,687,002 shares
June 30, 2014 - **155,710,100 shares
Capital surplus	1,100	1,100	320
Accumulated retained earnings	223	123	65
Treasury shares, at cost - December 31, 2013 and June 30, 2014 - 4,467,990 shares	(351)	(351)	(103)
TOTAL EQUITY	974	874	283
TOTAL LIABILITIES AND EQUITY	5,444	5,487	1,583

* Representing an amount less than 1 million
** Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,190	2,274	1,087	1,130	637	316
Cost of revenues	1,673	1,779	824	878	487	240
Gross profit	517	495	263	252	150	76

Selling and marketing expenses	227	235	110	117	66	32
General and administrative expenses	100	107	48	54	29	14
Other income, net	27	44	13	21	8	4
Operating profit	217	197	118	102	63	34
Finance income	3	11	1	13	1	*
Finance expenses	76	131	50	84	22	14
Finance costs, net	73	120	49	71	21	14
Profit before income tax	144	77	69	31	42	20
Income tax expenses	46	26	23	11	13	7
Profit for the period	98	51	46	20	29	13

Earnings per share
Basic	0.63	0.33	0.30	0.13	0.19	0.08
Diluted	0.63	0.33	0.30	0.13	0.19	0.08
Weighted average number of shares outstanding (in thousands)
Basic	155,692	155,647	155,697	155,647	155,692	155,697
Diluted	156,367	156,051	156,348	156,098	156,367	156,348

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	98	51	46	20	29	13
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	98	51	46	20	29	13

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2014				Six months ended June 30, 2013
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,333	405		1,738	1,435	476		1,911
Inter-segment revenue - Services	14	90	(104)		15	84	(99)
Segment revenue - Equipment	438	14		452	347	16		363
Total revenues	1,785	509	(104)	2,190	1,797	576	(99)	2,274
Segment cost of revenues - Services	980	344		1,324	1,042	387		1,429
Inter-segment cost of revenues - Services	89	15	(104)		82	17	(99)
Segment cost of revenues - Equipment	339	10		349	334	16		350
Cost of revenues	1,408	369	(104)	1,673	1,458	420	(99)	1,779
Gross profit	377	140		517	339	156		495
Operating expenses	262	65		327	271	71		342
Other income, net	26	1		27	43	1		44
Operating profit	141	76		217	111	86		197
Adjustments to presentation of Adjusted EBITDA
- Depreciation and amortization	267	79		346	269	78		347
- Other (1)	2	*		2	4			4
Adjusted EBITDA (2)	410	155		565	384	164		548
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				346				347
- Finance costs, net				73				120
- Other (1)				2				4
Profit before income tax				144				77

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2014				Three months ended June 30, 2013
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	660	202		862	718	232		950
Inter-segment revenue - Services	7	46	(53)		8	45	(53)
Segment revenue - Equipment	218	7		225	171	9		180
Total revenues	885	255	(53)	1,087	897	286	(53)	1,130
Segment cost of revenues - Services	484	173		657	514	193		707
Inter-segment cost of revenues - Services	46	7	(53)		43	10	(53)
Segment cost of revenues - Equipment	163	4		167	162	9		171
Cost of revenues	693	184	(53)	824	719	212	(53)	878
Gross profit	192	71		263	178	74		252
Operating expenses	126	32		158	139	32		171
Other income, net	12	1		13	20	1		21
Operating profit	78	40		118	59	43		102
Adjustments to presentation of Adjusted EBITDA
- Depreciation and amortization	132	40		172	137	39		176
- Other (1)	1			1	2			2
Adjusted EBITDA (2)	211	80		291	198	82		280
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				172				176
- Finance costs, net				49				71
- Other (1)				1				2
Profit before income tax				69				31

(1)	Mainly employee share based compensation expenses

(2)
Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	589	745	311	423	171	90
Income tax received (paid)	(41)	6	(22)	(8)	(12)	(6)
Net cash provided by operating activities	548	751	289	415	159	84

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(138)	(180)	(55)	(82)	(40)	(16)
Acquisition of intangible assets	(75)	(76)	(44)	(41)	(22)	(13)
Interest received	3	5	2	3	1	1
Proceeds from (payments for) derivative financial instruments, net	(1)	(10)	*	(8)	*	*
Net cash used in investing activities	(211)	(261)	(97)	(128)	(61)	(28)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of finance lease		(1)
Interest paid	(75)	(105)	(69)	(94)	(22)	(20)
Repayment of non-current bank borrowings	(100)	(419)	(100)	(419)	(29)	(29)
Net cash used in financing activities	(175)	(525)	(169)	(513)	(51)	(49)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	162	(35)	23	(226)	47	7

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	481	548	620	739	140	180

CASH AND CASH EQUIVALENTS AT END OF PERIOD	643	513	643	513	187	187

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	98	51	46	20	29	13
Adjustments for:
Depreciation and amortization	328	333	163	169	94	48
Amortization of deferred expenses - Right of use	18	15	9	8	5	3
Employee share based compensation expenses	2	4	1	2	1	*
Liability for employee rights upon retirement, net	(2)	(3)	*	(1)	(1)	*
Finance costs, net	(1)	18	11	15	*	3
Gain (loss) from change in fair value of derivative financial instruments derivative financial instruments	*	13	*	14	*	*
Interest paid	75	105	69	94	22	20
Interest received	(3)	(5)	(2)	(3)	(1)	(1)
Deferred income taxes	(3)	5	(1)	2	(1)	*
Income tax paid (received)	41	(6)	22	8	12	6
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	58	300	28	153	17	8
Other	(10)	(8)	*	2	(3)	*
Increase (decrease) in accounts payable and accruals:
Trade	13	(69)	18	(59)	4	5
Other payables	(22)	(23)	(43)	(49)	(6)	(13)
Provisions	(2)	5	(8)	2	(1)	(2)
Deferred revenue	4		3	2	1	1
Increase in deferred expenses - Right of use	(8)	(9)	(4)	(5)	(2)	(1)
Current income tax liability	9	27	2	2	3	1
Decrease (increase) in inventories	(6)	(8)	(3)	47	(2)	(1)
Cash generated from operations	589	745	311	423	171	90

*Representing an amount less than 1 million

At June 30, 2014 and 2013, trade and other payables include NIS 181 million ($53 million) and NIS 180 million, respectively, in respect of acquisition of intangible assets and property and equipment

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	548	751	289	415	159	84

Liability for employee rights upon retirement	2	3	*	1	*	*
Accrued interest and exchange and linkage differences on long-term liabilities	(68)	(115)	(76)	(105)	(20)	(22)
Increase (decrease) in accounts receivable:
Trade	(58)	(300)	(28)	(153)	(17)	(8)
Other, including derivative financial instruments	18	3	5	(13)	5	1
Decrease (increase) in accounts payable and accruals:
Trade	(13)	69	(18)	59	(4)	(5)
Other	19	19	47	48	6	14
Income tax paid (received)	41	(6)	22	8	12	6
Increase (decrease) in inventories	6	8	3	(47)	2	1
Increase (decrease) in assets retirement obligation	(1)	(1)	(1)	(1)	*	*
Financial expenses***	71	117	48	68	21	14
Adjusted EBITDA	565	548	291	280	164	85

*	Representing an amount of less than 1 million
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2014: US $1.00 equals 3.438 NIS
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)8

NIS M unless otherwise stated	Q2' 12	Q3' 12	Q4' 12	Q1' 13	Q2' 13	Q3' 13	Q4' 13	Q1' 14	Q2' 14	2012	2013
Cellular Segment Service Revenues	949	892	788	724	726	738	719	680	667	3,592	2,907
Cellular Segment Equipment Revenues	207	157	209	176	171	160	196	220	218	896	703
Fixed Line Segment Service Revenues	300	296	294	283	277	267	258	247	248	1,210	1,085
Fixed Line Segment Equipment Revenues	8	8	13	7	9	7	9	7	7	36	32
Reconciliation for consolidation	(36)	(38)	(46)	(46)	(53)	(54)	(55)	(51)	(53)	(162)	(208)
Total Revenues	1,428	1,315	1,258	1,144	1,130	1,118	1,127	1,103	1,087	5,572	4,519

Gross Profit from Equipment Sales	33	16	22	4	9	10	19	45	58	113	42
Operating Profit	245	217	155	95	102	109	103	99	118	865	409

Cellular Segment Adjusted EBITDA	367	328	256	186	198	201	199	199	211	1,314	784
Fixed Line Segment Adjusted EBITDA	56	73	84	82	82	83	83	75	80	288	330
Total Adjusted EBITDA	423	401	340	268	280	284	282	274	291	1,602	1,114
Adjusted EBITDA Margin (%)	30%	30%	27%	23%	25%	25%	25%	25%	27%	29%	25%

OPEX	853	793	744	720	700	696	675	661	642	3,262	2,791

Finance costs, net	73	68	38	49	71	53	38	24	49	234	211
Profit (Loss)	120	110	102	31	20	38	46	52	46	478	135
Total Dividend Declared	160	-	-	-	-	-	-	-	-	160	-
Capital Expenditures9	113	125	121	130	122	116	107	113	98	492	475
Free Cash Flow	313	375	323	203	287	273	278	145	192	1,234	1,041
Free Cash Flow After Interest	270	310	255	192	193	266	209	139	123	1,034	860

Net Debt	4,209	4,072	3,812	3,622	3,446	3,208	3,000	2,849	2,735	3,812	3,000

Cellular Subscriber Base (Thousands)	3,098	3,042	2,976	2,932	2,921	2,950	2,956	2,936	2,914	2,976	2,956
Post-Paid Subscriber Base (Thousands)	2,198	2,145	2,102	2,102	2,103	2,127	2,133	2,137	2,138	2,102	2,133
Pre-Paid Subscriber Base (Thousands)	900	897	874	830	818	823	823	799	776	874	823
Cellular ARPU (NIS)	101	97	87	82	83	84	81	77	76	97	83
Cellular Churn Rate (%)	8.9%	10.4%	10.9%	10.4%	9.4%	8.8%	10.7%	11.6%	11.4%	38%	39%
Number of Employees (FTE)	6,961	6,102	5,396	4,772	4,377	4,153	4,045	3,826	3,736	5,396	4,045

8 See first page for definitions. Including the results of 012 Smile from March 2011. 2011 and 2012 annual numbers are audited.
9 Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: August 13, 2014